Exhibit 12.1
NEG Oil & Gas LLC
Computation of Historical Ratio of Earnings
to Fixed Charges
(in thousands, except for ratios)

						Three Months Ended
	Years ended December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
Earnings:
Income (loss) before income taxes and extraordinary items	$(4,414)	$(4,469)	$11,660	$19,245	$24,598	($27,125)	$60,550
Interest Expense	21,288	19,061	18,235	20,422	19,234	6,292	5,276
Amortization of debt issuance cost	0	0	793	774	1,189	199	265
Interest Portion of rental expenses	100	129	135	135	135	34	34
Less minority interest in pre-tax income	0	0	1,741	812	0	0	0

Earnings (loss)	$16,974	$14,721	$29,082	$39,764	$45,156	$20,600	$66,125

Fixed Charges:
Interest, including capitalized portion	$21,288	$19,061	$18,235	$20,422	$19,234	$6,292	$5,276
Amortization of debt issuance cost	0	0	793	774	1,189	199	265
Interest Portion of rental expenses	100	129	135	135	135	34	34

Fixed charges	$21,388	$19,190	$19,163	$21,331	$20,558	$6,525	$5,575

Ratio of earnings to fixed charges	—	—	1.5x	1.9x	2.2x	—	11.9x

Deficiency of earnings to fixed charges	$(4,414)	$(4,469)	$—	$—	$—	($27,125)	$—